Exhibit 99.2

EXTORR E GOLD MINES LIMITED 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Form of Proxy - Annual General Meeting to be held on June 25, 2012 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein (except when voting by telephone), please strike out the names of those persons named in this proxy and insert the name of your chosen proxyholder in the space provided (see reverse). If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made or where both choices have been specified in respect of any matter, this proxy will be voted in favour of all matters described in this proxy. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received bv 10:00 AM. (Pacific Time), on June 21.2012. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free Go to the following web site: www.investorvote.com If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 02MY12086.E.sedar/000001/000001/i

Appointment of Proxyholder I/We being holder(s) of Extorre Gold Mines Limited hereby appoint(s): Yale Simpson, or failing him, Darcy Daubaras, or failing him, Cecil Bond, (collectively, “Management’s Nominees”), Print the name of the person you are appointing if this person is someone OR other than the Management’s Nominees. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, or where both choices have been specified, the proxyholder will vote in favour of the matters described below) and all other matters that may properly come before the Annual General Meeting of shareholders of Extorre Gold Mines Limited (the “Company”) to be held at Suite 1660 - 999 West Hastings Street, Vancouver, British Columbia, on Monday, June 25, 2012 at 10:00 AM (Pacific Time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY OVER THE BOXES. 1. Election of Directors Withhold Withhold Withhold 01. Bryce G.Roxburgh 02. Yale R. Simpson 03. Robert G. Reynolds 04. Ignacio Celorrio 05. James D.R. Strauss 06. George W. Lawton Withhold 2. Appointment of Auditors Appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration. Against 3. Approval of Shareholder Rights Plan To pass an ordinary resolution to ratify and approve a shareholder rights plan for the Company, as more particularly described in the accompanying Information Circular. Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted in favour of such matters. Signature(s) Date Interim Financial Reports - Mark this box if you would like to receive Interim Financial Reports and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.